SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of May 2010
Commission File Number 1-14858
CGI Group Inc.
(Translation of Registrant‘s Name Into English)
1130 Sherbrooke Street West
7th Floor
Montréal, Québec
Canada H3A 2M8
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☐ Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.
Enclosures: Joint Press Release issued by CGI Group Inc., CGI Federal Inc. and CGI Fairfax Corporation and Stanley, Inc. on May 7, 2010; Agreement and Plan of Merger, dated as of May 6, 2010, by and among CGI Group Inc., CGI Federal Inc. and CGI Fairfax Corporation and Stanley, Inc.; and Stockholders Agreement, dated as of May 6, 2010, by and among CGI Group Inc., CGI Federal Inc. and Philip O. Nolan, William E. Karlson, George H. Wilson, Gregory M. Denkler, Brian J. Clark, Scott D. Chaplin, and James H. Brabston.

     The following are submitted herewith:

Exhibit
Number	Description

99.1	Joint Press Release issued by CGI Group Inc., CGI Federal Inc. and CGI Fairfax Corporation and Stanley, Inc. on May 7, 2010.

99.2	Agreement and Plan of Merger, dated as of May 6, 2010, by and among CGI Group Inc., CGI Federal Inc. and CGI Fairfax Corporation and Stanley, Inc.

99.3	Stockholders Agreement, dated as of May 6, 2010, by and among CGI Group Inc., CGI Federal Inc. and Philip O. Nolan, William E. Karlson, George H. Wilson, Gregory M. Denkler, Brian J. Clark, Scott D. Chaplin, and James H. Brabston.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CGI Group Inc. (Registrant)
Date: May 7, 2010	By	/s/ Benoit Dubé
		Name:	Benoit Dubé
		Title:	Vice-President, Corporate Legal Affairs and Assistant Corporate Secretary